November 23, 2009
BY EDGAR TRANSMISSION
Ms. Brittany Ebbertt
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Community Bankers Trust Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Form 8-K filed on July 29, 2009
File No. 001-32590
Dear Ms. Ebbertt:
     As Jay Oakey, our Senior Legal Counsel and Secretary, notified your colleague Lindsay Bryan this morning, Community Bankers Trust Corporation (the “Company”) respectfully requests several more days to complete its responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in its comment letter to the Company, dated September 30, 2009 (the “Comment Letter”). Accordingly, the Company will provide its responses to the Comment Letter no later than Monday, November 30, 2009.
     Please contact me at (804) 443-8515 or bthomas@essexbank.com if you have any questions or need additional information.

Sincerely yours,
Bruce E. Thomas
Senior Vice President and Chief Financial Officer